First Quarter 2020 Earnings Call April 29, 2020 Exhibit 99.2

Forward-looking statements Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

} Health and safety of our employees is our first priority } Increased cleaning, sanitation, and social distancing at our manufacturing and other facilities } Strict visitor policies } Business travel bans } Work-from-home policy for employees, where possible } Focused on meeting the demand of our customers in critical industries such as beverage, food, healthcare, national defense, and transportation } Strong financial position with ample liquidity COVID-19 Update

Actions taken to limit financial impact of COVID-19

- Temporary reduction of executive management salaries and the annual cash retainer payable to Board members
- Aggressively reducing spending, including flexing variable costs to better match production levels
  - Implementation of a reduction in the workforce, including the use of partial time unemployment schemes, temporary layoffs, and furloughs to reduce labor costs
  - Plants and corporate spending committee approval processes
  - Further reducing capex to ~€175 million in 2020 (down €96 million from 2019)
  - Utilizing governmental aid programs where available
- Optimizing working capital
- Further enhancing liquidity position
  - $166 million Delayed Draw Term Loan and pursuing loans through European government-sponsored borrowing programs

Confident in ability to navigate through the crisis

Constellium

First Quarter 2020 – Earnings Call 6

} Total Shipments of 393 thousand tons, down 5% compared to Q1 2019 } Revenue decreased 6% YoY to €1.4 billion } Net loss of €31 million compared to net income of €24 million in Q1 2019 } Adjusted EBITDA of €147 million increased 9% YoY } Cash from Operations of €144 million in Q1 2020 } Free Cash Flow of €87 million in Q1 2020 } Net Debt / LTM Adjusted EBITDA of 3.7x at March 31, 2020 } Liquidity of €616 million at March 31, 2020 Strong first quarter performance Q1 2020 Highlights

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridge Q1 2020 vs. Q1 2019 € millions 9%

Q12020 Q12019 Var. Shipments (kt) 269 281 (4)% Revenues (€m) 752 828 (9)% Adj. EBITDA (€m) 66 59 12 % Adj. EBITDA (€ / t) 245 210 17% } Adjusted EBITDA of €66 million } Lower shipments on reduced demand in Europe primarily due to COVID-19 } Stronger price and mix } Solid cost control Q1 2020 Highlights Packaging and Automotive Rolled Products Adjusted EBITDA Bridge € in millions

Q1 2020 Q1 2019 Var. Shipments (kt) 59 66 (10)% Revenues (€m) 359 378 (5)% Adj. EBITDA (€m) 52 52 0 % Adj. EBITDA (€ / t) 887 797 11% } Adjusted EBITDA of €52 million } Lower shipments on continued weak TID demand } Improved price and mix in aerospace } Higher raw material costs Aerospace and Transportation Adjusted EBITDA Bridge € in millions Q1 2020 Highlights

Q12020 Q12019 Var. Shipments (kt) 65 66 (1)% Revenues (€m) 342 344 0 % Adj. EBITDA (€m) 34 29 17 % Adj. EBITDA (€ / t) 529 448 18% } Adjusted EBITDA of €34 million } Higher Automotive shipments offset by lower Industry shipments } Improved price and mix } Solid cost control despite COVID-19 cost headwinds Automotive Structures and Industry Adjusted EBITDA Bridge € in millions Q1 2020 Highlights

Ø Committed to deleveraging Ø Leverage at 3.7x in Q1 2020 Ø Strong FCF generation of €87 million in Q1 2020 Ø Liquidity of €616 million at March 31, 2020 Ø Closed $166 million Delayed Draw Term loan in April Net Debt and Liquidity € in millions Net Debt and Leverage Maturity Profile Liquidity Reduced leverage with significant liquidity € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights

Jean-Marc GermainChief Executive Officer

End Market Updates

Market	Highlights	% LTM Revenue
Packaging	▸ Market strong in North America and in Europe ▸ Recession resilient ▸ Focus on sustainability driving increased demand for aluminium cans ▸ Conversion from steel to aluminium continues in Europe ▸ Conversions to ABS to help North American market over the medium to long term	37%
Automotive	▸ OEMs curtailed production in March; most expected to resume in May ▸ Near term demand uncertain and dependent upon speed and trajectory of recovery ▸ Lightweighting expected to continue driving increased demand for rolled and extruded aluminum products ▸ Consumer preference for luxury cars, light trucks, and SUVs	27%
Aerospace	▸ Near-term outlook uncertain due to COVID-19 effect and 737-Max ▸ OEMs announced temporary shutdowns in March / April ▸ Backlogs declining but remain well above historical levels ▸ Expect passenger traffic to recover over the medium to long-term (based on past precedent)	15%
Other Specialties	Transportation, Industry and Defense: ▸ North America: Strong defense market; weak transportation and industry markets ▸ Europe: Strong defense market; weak industry market Industry (Extrusions) ▸ Europe: Strong rail market; weak industry and transportation markets	21%

Diversified portfolio of end market exposures

Constellium

First Quarter 2020 – Earnings Call 15

Q&A

Appendix

 € millions March 31, 2020 December 31, 2019 September 30, 2019 June 30, 2019 March 31, 2019 Borrowings 2,399 2,361 2,370 2,378 2,421 Fair value of cross currency basis swaps, net of margin calls 1 6 (5) 8 2 Cash and cash equivalents (270) (184) (152) (213) (222) Cash pledged for issuance of guarantees — — — — — Net Debt 2,130 2,183 2,213 2,173 2,201 LTM Adjusted EBITDA 574 562 545 524 512 Leverage 3.7x 3.9x 4.1x 4.1x 4.3x Net Debt Reconciliation

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months endedMarch 31, 2020 Three months endedMarch 31, 2019 Net (loss) / income (31) 24 Tax (income) / expense (8) 15 (Loss) / income before income tax (39) 39 Finance costs - net 45 46 Share of (income) / loss of joint-ventures — (5) Income from operations 6 80 Depreciation and amortization 66 57 Unrealized losses / (gains) on derivatives 53 (31) Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net 2 (1) (Gains) / Losses on pension plans amendments — — Share based compensation costs 3 3 Metal price lag 15 18 Start-up and development costs 2 2 Losses / (gains) on disposals — 1 Bowling Green one-time costs related to the acquisition — 6 Other — — Adjusted EBITDA 147 135

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended March 31, 2020 Twelve months ended December 31, 2019 Twelve months ended September 30, 2019 Twelve months ended June 30, 2019 Twelve months ended March 31, 2019 Net income / (loss) 8 64 (16) 200 238 Income tax expense (4) 18 30 27 43 Income before income tax 4 82 14 227 281 Finance costs – net 174 175 167 160 157 Share of loss / (income) of joint-ventures 3 (2) 6 16 25 Income from operations 181 255 187 403 463 Depreciation and amortization 265 256 239 224 210 Restructuring costs 4 4 2 2 1 Unrealized losses / (gains) on derivatives 51 (33) 18 24 (1) Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net 3 — — 1 — (Gain) / loss on pension plan amendments (1) (1) 4 (36) (36) Share based compensation costs 16 16 15 13 12 Metal price lag 43 46 53 55 22 Start-up and development costs 11 11 13 17 19 Losses / (Gains) on disposals 2 3 7 (187) (185) Bowling Green one-time costs related to the acquisition (1) 5 6 6 6 Other — — 1 2 1 Adjusted EBITDA 574 562 545 524 512

Borrowings Table At March 31, 2020 At December 31, 2019 € millions Nominal Value in Currency NominalRate Effective Rate Nominal Value in Euros (Arrangement fees) Accrued Interests CarryingValue CarryingValue Secured Pan US ABL (due 2022) $145 Floating 3.39% 133 — — 133 127 Secured Inventory Based Facility (due 2021) — Floating — % — — — — — Senior Unsecured Notes Constellium SE(Issued May 2014, due 2024) $400 5.75% 6.26% 365 (3) 8 370 355 Constellium SE(Issued May 2014, due 2021) €200 4.63% 5.16% 200 (1) 4 203 200 Constellium SE(Issued February 2017, due 2025) $650 6.63% 7.13% 593 (10) 3 586 582 Constellium SE(Issued November 2017, due 2026) $500 5.88% 6.26% 457 (6) 3 454 449 Constellium SE(Issued November 2017, due 2026) €400 4.25% 4.57% 400 (5) 2 397 400 Unsecured Revolving Credit Facility (due 2021) — Floating — % — — — — — Lease liabilities — — — 191 — 1 192 188 Other loans — — — 63 — 1 64 60 Total Borrowings 2,402 (25) 22 2,399 2,361 Of which non-current 2,203 2,160 Of which current 196 201

Liquidity  € millions Three months endedMarch 31, 2020 Cash and cash equivalents 270 Factoring Facilities 41 Inventory Based Facility 82 Pan-U.S. ABL 212 Other 11 Total Liquidity 616